Room 4561
						March 16, 2006



Mr. David Sommers
General Operations and Chief Financial Officer
Netscout Systems, Inc.
310 Littleton Road
Westford, MA 01886

Re:	Netscout Systems, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 6, 2005
	Form 10-Q for Fiscal Quarter Ended December 31, 2005
	Filed February 6, 2006
	Form 8-K Filed January 25, 2006
	File No. 000-26251

Dear Mr. Sommers:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Notes to Consolidated Financial Statements

Note 12. Income Taxes

1. We note that you do not have any valuation allowance recorded against your deferred tax assets. Please explain your basis for concluding that a valuation allowance was not necessary during the periods presented. Describe the nature of the positive and negative evidence you considered and explain how that evidence was weighted.
As part of your response, explain the consideration that was given to cumulative losses that appear to have existed in each of the years presented and the recent volatility in your earnings. Refer to SFAS
109, paragraphs 20 through 25 and 103.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

2. We note that on page 29 and page 33 you disclose adjusted annual effective tax rate which excludes the effect of a "discrete income tax benefit." This appears to be a non-GAAP measure. Please tell us how you have considered the requirements of Item 10(e)(1) of Regulation S-K.

Form 8-K Filed January 25, 2006

3. We note that you disclose non-GAAP net income and earnings per share and it appears that your presentation lacks any information that addresses the various disclosures required by Item 10(e)(1)(i)(C) and (D) and Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind management`s decision to use the measures, why you believe the measures provide investors with useful information, or why it is helpful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Explain to us why you believe your presentation complies with Item 100(b) of Regulation G, Item 10(e)(1)(i) and Question 8 of the FAQ. Alternatively, revise your presentation to comply with the relevant guidance.

4. We note your reference to "adjusted" income from operations and net income and net profit on "an adjusted basis." This information should be referred to as "non-GAAP" rather than as "adjusted" throughout your disclosures. Please revise your Form 8-K to clearly indicate the measures are of non-GAAP nature.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,




      Brad Skinner
							Accounting Branch Chief
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Mr. David Sommers
Netscout Systems, Inc.
March 16, 2006
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